# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mallinckrodt plc, CIK 0001567892
CUSIP: G5890A102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: COLLEGE BUSINESS & TECHNOLOGY PARK, BLANCHARDSTOWN, DUBLIN, Ireland (L2), D15
Date of event which requires filing of this statement: 03/13/2025
Amends the filing with accession number 0000899140-24-000052
Filed by CIK 0001826937
Persons authorized to receive notices and communications: Jay Schoenfarber, c/o Hein Park Capital Management LP, 888 Seventh Avenue, 41st Floor, New York, New York (NY), 10019, 212-299-4785

## Reporting persons
- Hein Park Capital Management LP (CIK 0001826937): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,914,673; sole dispositive power 0; shared dispositive power 1,914,673; aggregate amount beneficially owned 1,914,673 (9.69% of the class)
- Hein Park Capital Management GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,914,673; sole dispositive power 0; shared dispositive power 1,914,673; aggregate amount beneficially owned 1,914,673 (9.69% of the class)
- Courtney W. Carson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,914,673; sole dispositive power 0; shared dispositive power 1,914,673; aggregate amount beneficially owned 1,914,673 (9.69% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Mallinckrodt plc
Address of issuer's principal executive offices: COLLEGE BUSINESS & TECHNOLOGY PARK, BLANCHARDSTOWN, DUBLIN, Ireland (L2), D15

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 4 (the "Amendment") amends the statement on Amendment No. 3 filed on June 26, 2024, Amendment No. 2 filed on April 8, 2024 and Amendment No. 1 filed on March 11, 2024 which amended the statement on Schedule 13D originally filed by the Reporting Persons on January 17, 2024 (as amended, the "Schedule 13D"). Capitalized terms used but not otherwise defined in the Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged.
This Schedule 13D is being jointly filed by each of the following persons:
(1) Hein Park Capital Management LP ("Hein Park")
(2) Hein Park Capital Management GP LLC ("Hein Park GP"); and
(3) Courtney W. Carson ("Carson").
The foregoing persons are hereinafter sometimes referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information believed to be accurate after making inquiry to the appropriate party. Hein Park serves as the investment manager of certain investment funds (collectively, the "Hein Park Funds") that hold the Shares reported herein and in its capacity as investment manager of the Hein Park Funds, Hein Park has voting and dispositive power over the Shares held by the Hein Park Funds. Hein Park GP serves as the general partner of, and in such capacity controls, Hein Park and Hein Park GP is managed and controlled by Carson. This Schedule 13D relates to the Shares held of record by the Hein Park Funds.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 41st Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of Hein Park, Hein Park GP and Carson is to serve as an investment manager or adviser to various investment funds.
Criminal convictions in the last five years: During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hein Park is a limited partnership organized under the laws of the State of Delaware. Hein Park GP is a limited liability company organized under the laws of the State of Delaware. Carson is a United States citizen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 19,762,306 shares of Common Stock outstanding as of March 13, 2025, as reported in the Issuer's Annual Report on Form 10-K filed on March 13, 2025. By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person is for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Transactions in the class effected during the past sixty days: The following sets forth all the transactions in the Shares effected during the past sixty days by the Reporting Persons: On March 14, 2025, the Reporting Persons purchased 50,000 Shares at $94.00 per share.
Other persons with the right to receive dividends or sale proceeds: The partners and members of the Hein Park Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of the Hein Park Funds in accordance with their ownership interests in the respective Hein Park Fund. No individual partner or member of any Hein Park Fund has the right to receive or the power to direct the receipt of the dividends from, or the proceeds of the sale of, more than five percent of such Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is supplemented as follows:

Voting Agreement

On March 13, 2025, the Issuer announced that it had entered into a Transaction Agreement, dated March 13, 2025 (the "Transaction Agreement"), with Endo, Inc. ("Endo") and Salvare Merger Sub LLC ("Merger Sub"), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, (a) the memorandum and articles of association of the Issuer will be amended by means of a scheme of arrangement (the "Articles Scheme Amendment") under the Companies Act 2014 (the "Scheme") and shareholder approval; (b) the memorandum and articles of association of the Issuer will be further amended by shareholder approval following the Articles Scheme Amendment (together with the Articles Scheme Amendment, the "Articles Amendments"); and (c) Merger Sub will merge with and into Endo (such merger, the "business combination" and, together with the Articles Amendments, the "Transaction"), with Endo surviving the business combination as a wholly owned subsidiary of the Issuer.

In connection with the Transaction, on March 13, 2025, Hein Park entered into a Voting and Support Agreement (the "Voting Agreement") with the Issuer and Endo, pursuant to which Hein Park, on behalf of the Hein Park Funds, agreed, among other things, and subject to the terms and conditions of the Voting Agreement, to vote all Shares owned by them in favor of the Transaction, as more fully described in the form of Voting Agreement filed as Exhibit 4 hereto, the terms of which are hereby incorporated into this Item 6.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any third person with respect to the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
4 Form of Voting Agreement (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K/A filed with the Securities and Exchange Commission on March 13, 2025)

## Signatures
- Hein Park Capital Management LP: /s/ Jay Schoenfarber, Authorized Signatory, Hein Park Capital Management GP, LLC, its General Partner (03/17/2025)
- Hein Park Capital Management GP LLC: /s/ Jay Schoenfarber, Authorized Signatory (03/17/2025)
- Courtney W. Carson: /s/ Courtney W. Carson, Courtney W. Carson (03/17/2025)